SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.

English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on May 10, 2023, with respect to the registrant’s results of operations for the fiscal year ended March 31, 2023.

II.

English translation of the Notice Concerning the Holding of Ordinary General Shareholders’ Meeting to be held on June 14, 2023, as filed by the registrant with the Tokyo Stock Exchange on May 10, 2023.

III.	English translation of the Opinion of the Board of Directors on the Shareholder Proposal, as filed by the registrant with the Tokyo Stock Exchange on May 10, 2023.

IV.	English translation of the Notice Concerning the Distribution of Dividends from Surplus, as filed by the registrant with the Tokyo Stock Exchange on May 10, 2023.

V.

English translation of the Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of Common Stock, as filed by the registrant with the Tokyo Stock Exchange on May 10, 2023.

VI.	English translation of the Notice Concerning the Disposition of Treasury Stock under the Restricted Stock Compensation Plan, as filed by the registrant with the Tokyo Stock Exchange on May 10, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Yoshihide Moriyama
	Name:	Yoshihide Moriyama
	Title:	General Manager,
Capital Strategy & Affiliated Companies
Finance Division

Date: May 10, 2023